CRUCELL REPORTS THIRD QUARTER 2004 RESULTS

STRONG INCREASE IN REVENUE; CASH BURN AGAIN REVISED DOWNWARD;
PRODUCT PROGRAMS ADVANCE TOWARD CLINIC

LEIDEN, THE NETHERLANDS, OCTOBER 12, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) TODAY ANNOUNCED ITS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2004. CRUCELL REPORTS REVENUES OF (EURO) 4.1 MILLION (US$ 5.1 MILLION) FOR THE THIRD QUARTER 2004, WHICH REPRESENTS A SIGNIFICANT INCREASE OVER THE (EURO) 1.2 MILLION (US$ 1.4 MILLION) IN REVENUES THE COMPANY REPORTED FOR THE SAME QUARTER LAST YEAR.

"We have continued to attract new licensees and partners at a record rate, while making significant advances in moving our own portfolio of products towards clinical development," said Ronald Brus, MD, Crucell's chief executive officer. Dr. Brus said the company's flu vaccine partnership with Aventis Pasteur, put Crucell's technology in a critical path for helping to solve a public health challenge of growing proportions. "Together with leaders in industry, we are involved in virtually every important vaccine initiative worldwide - including those for HIV, Ebola, malaria, tuberculosis and influenza."

Revenues for the first nine months of 2004 increased to (euro) 16.1 million (US$
19.9 million), up from (euro) 4.5 million (US$ 5.5 miLlion) in reported revenues for the first nine months in 2003. This more than three-fold increase is primarily attributable to a strong increase in licensing deals and arrangements with third parties, which fund certain Crucell development programs. Cash burn for the third quarter was (euro) 4.8 million (US$ 5.9 million). Year-to-date cash burn was (euro) 5.7 million (US$ 7.1 million), 65% below the cash burn of
(euro) 16.8 million (US$ 20.7 million) in the same nine month period in 2003. Net loss for the quarter and for the year to Date both decreased compared to 2003.

Crucell's chief financial officer Leonard Kruimer said results for the period just ended enabled the company to issue its second downward revision of cash burn guidance for the year. "We now estimate our total cash burn for 2004 will amount to (euro) 10-15 milLion (US$ 12.3 - 18.5 million). At midyear we had already revised our original cash burn forecasts for the year from (euro) 20-25 million Down to (euro) 15-20 million," he said. "Our ability to execute aggressive product development programs, while maintaining our strong finanCial position, results from a business model that balances growing licensing revenue with selective funding of our product programs by third parties," he added.

The Company's cash position was (euro) 81.5 million (US$ 100.5 million) on September 30, 2004.

HIGHLIGHTS THIRD QUARTER 2004

        Crucell and the International AIDS Vaccine Initiative (IAVI) signed an exclusive license agreement to develop an AIDS vaccine based on Crucell's AdVac(R) technology.

        Merck & Co. announced that its PER.C6(R)-produced HIV vaccine will advance to the next phase of clinical trials in the near future. Crucell will receive a milestone payment when the next phase of the trials commence.

        Crucell and Harvard Medical School announced results of a joint study supporting the use of the novel vaccine vectors used by Crucell's AdVac(R) technology in overcoming pre-existing immunity to rAd5, the most commonly used adenovirus vaccine vector.

        The Crucell-DSM alliance secured new PER.C6(R) licensing deals with GlaxoSmithKline, Synergenics LLC / Synco Bio Partners Investments and MorphoSys AG during the third quarter. Crucell signed further PER.C6(R) deals with Wyeth Pharmaceuticals and Vaxin, Inc.

KEY FIGURES THIRD QUARTER 2004

((EURO) MILLION, EXCEPT NET LOSS PER SHARE)

                                                 Q3 2004       % CHANGE     Q3 2003
  Revenues                                           4.1            242%        1.2
  Net loss                                         (5.5)             24%       (7.2)
  Net loss per share (basic and diluted)          (0.15)             25%      (0.20)

  Cash and cash equivalents:                     September 30, 2004            81.5
                                                 December 31, 2003             87.2

DETAILS OF THE FINANCIAL RESULTS

REVENUES

Crucell revenues for the third quarter of 2004 were (euro) 4.1 million (US$ 5.1 million), compared to (euro) 1.2 million (US$ 1.4 miLlion) in the same quarter last year. License revenues and service fees from collaborative agreements in the third quarter of 2004 amounted to (euro) 3.5 million (US$ 4.3 million), compared to (euro) 0.9 million (US$ 1.2 million) in the third quarter of 2003. Revenues conSisted of upfront payments from new contracts as well as annual and other payments on existing contracts. Existing licenses with Novavax, Inc. and Schering, AG (Berlex) were not renewed.

Government grants and other revenues amounted to (euro) 0.6 million (US$ 0.7 million) in the third quarter of 2004, compared to (Euro) 0.3 million (US$ 0.3 million) in the same quarter in 2003.

In the past, the Company has experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

RESULTS

THIRD QUARTER

Total costs and expenses for the third quarter of 2004 amounted to (euro) 10.0 million (US$ 12.3 million), of which (euro) 2.5 million (US$ 3.1 million) represent non-cash costs, primarily consisting of depreciation, amortization and stock based compensation. Total research and development expenses in the third quarter 2004 amounted to (euro) 6.0 million (US$ 7.4 million), compared to
(euro) 6.6 million (US$ 8.2 million) in the third quarter of 2003. Selling, general and administrative expenses were (euro) 2.6 million (US$ 3.3 million), compared to (euro) 2.3 million (US$ 2.8 million) during the same period last year.

The net loss for the third quarter of 2004 was (euro) 5.5 million (US$ 6.8 million), or (euro) 0.15 net loss per share (US$ 0.18), a decrease from a net loss of (euro) 7.2 million (US$ 8.9 million), or (euro) 0.20 net loss per share (US$ 0.25), for the third quarter of 2003.

YEAR TO DATE

Total costs and  expenses  for the first nine months of 2004  amounted to (euro)
31.8 million (US$ 39.3 million), of which (euro) 7.8 million (US$ 9.6 million) represent non-cash costs, primarily consisting of depreciation, amortization and stock based compensation. Total non-cash costs and expenses in the first nine months of 2003 were (euro) 2.7 million (US$ 3.4 million). The increase in non-cash costS of (euro) 5.1 million (US$ 6.3 million) over 2003 was primarily caused by increased amortization expense resulting from the acquisitioN of intangible assets from ChromaGenics, increased warrant expenses, as well as a one-time, non-cash reduction of compensation expense of (euro) 2.3 million in 2003 related to changes in the Company's compensation arrangements.

Total research and development expenses for the first nine months of 2004 amounted to (euro) 18.5 million (US$ 22.8 million), compared to (euro) 16.8 million (US$ 20.7 million) in the first nine months of 2003. Selling, general and administrative expenses were (euro) 10.3 million (US$ 12.8 million), compared to (euro) 4.9 million (US$ 6.0 million) during the same period last year. Non-cash stock option and warrant expenses drove the increase in selling, general and administrative expenses.

The net loss for the first nine months of 2004 was (euro) 14.6 million (US$ 18.0 million), or (euro) 0.40 net loss per share (US$ 0.49), a decrease from a net loss of (euro) 17.0 million (US$ 21.0 million), or (euro) 0.48 net loss per share (US$ 0.59) for the first nine Months of 2003.


CASH FLOW AND CASH POSITION

Cash and cash equivalents decreased by (euro) 5.7 million (US$ 7.1 million) in the first nine months of 2004, compared to a cash burn Over the first nine months of 2003 of (euro) 16.8 million ($US 20.7 million). A strong increase in payments from existing and new licensees over the first nine months of 2004 has had a positive impact on Crucell's cash position.

Net cash  used in  operating  activities  in the first  nine  months of 2004 was
(euro) 0.5 million (US$ 0.6 million), compared to (euro) 16.7 million (US$ 20.6 million) in the same period in 2003. Net cash used in investing activities in the first nine months of 2004 was (euro) 5.4 million (US$ 6.7 million), which drove the overall net decrease in cash for the year to date. Investing activities included the acquisition of Chromagenics and investment in plant and equipment.

The Company's cash position was (euro) 81.5 million (US$ 100.5 million) on September 30, 2004.

Note: Euros are converted to US Dollars at the September 30, 2004 exchange rate of 1.2331.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Company currently prepares its financial statements in accordance with accounting principles generally accepted in the United States. In fiscal 2005, the Company, in compliance with European Union regulations, will also file its financial statement with the Euronext Stock Exchange in accordance with International Financial Reporting Standards. The Company plans to provide a qualitative analysis of the differences in its financial results under International Financial Reporting Standards in its financial statements for the year ended December 31, 2004. The Company is in the process of evaluating the accounting differences and does not currently believe that the adoption of International Financial Reporting Standards will have a significant impact on shareholders' equity.

CONFERENCE CALL AND WEBCAST

Crucell will hold a conference call to present its third quarter results today, October 12, at 2.30 pm CET (8.30 am EST). The conference call will be webcast and can be accessed via www.crucell.com. The audio-webcast will remain available for replay on the Company's website until October 26, 2004.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Leonard Kruimer

Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
e.goodwin@crucell.com

For Crucell N.V. in the USA:

Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com